P,E, 2/18/02



02016621

FORM 6-K



SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For 18 February, 2002

GlaxoSmithKline plc
(Name of registrant)

PROCESSED
MAR 0 1 2002
THOMSON
FINANCIAL

GLAXO WELLCOME HOUSE, BERKELEY AVENUE,
GREENFORD, MIDDLESEX UB6 0NN
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F

Form 20-F _____   Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes _____   No _____



GlaxoSmithKline

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

Tel. +44 (0)20 8047 5000
www.gsk.com

Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

15 February 2002   Abacus (GW) Trustees Limited, as trustee of The Glaxo Wellcome Employee Trust ("the Trust"), transferred 3,759 Ordinary Shares in the Company to participants of the Glaxo Wellcome International Share Option Scheme and the Glaxo Wellcome UK Share Option Scheme.

The Company was advised of this transaction on 18 February 2002.

The Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline Services plc (formerly Glaxo Wellcome plc) and its subsidiaries are potential beneficiaries. Two of the Company's directors, Sir Richard Sykes and John Coombe are therefore interested in the shares held in the Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline Services plc and its subsidiaries.

S M Bicknell
Company Secretary

18 February 2002

Registered in England & Wales
No. 3888792

Registered office
980 Great West Road
Brentford, Middlesex. TW8 9GS

gsk.0262a





GlaxoSmithKline

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

Tel. +44 (0)20 8047 5000
www.gsk.com

Director's Interests

I give below details of changes in interests in the Ordinary Shares of GlaxoSmithKline plc in respect of the under-mentioned director:-

Dr J P Garnier

The Administrators of the GlaxoSmithKline US Retirement Savings Plan notified GlaxoSmithKline plc on 18 February 2002 that Dr Garnier had increased his interest by 49 Ordinary Share ADRs at a price of $50.1500 per share on the 15 February 2002. Dr Garnier was also notified of this change on 18 February 2002.

S M Bicknell

Company Secretary

18 February 2002

Registered in England & Wales
No. 3888792

Registered office
980 Great West Road
Brentford, Middlesex. TW8 9GS

gsk.0262a



GlaxoSmithKline



GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

Tel. +44 (0)20 8047 5000
www.gsk.com

Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

15 February 2002	The Administrators of the GlaxoSmithKline US Retirement Savings Plan ("the Plan") notified GlaxoSmithKline plc on the 18 February 2002, that as a result of movement in the fund on the 15 February 2002, the number of Ordinary Share ADRs held by the fund had increased from 18,447,407 to 18,489,699 at an average price of $50.1500.

The Plan is a discretionary fund of which all employees or former employees of SmithKline Beecham plc and its subsidiaries are potential beneficiaries. One of the Company's directors, Dr J P Garnier is therefore, interested in the shares held in the fund from time to time in the same way as other employees or former employees of SmithKline Beecham plc and its subsidiaries.

S M Bicknell
Company Secretary

18 February 2002

Registered in England & Wales
No. 3888792

Registered office
980 Great West Road
Brentford, Middlesex. TW8 9GS

gsk.0262a





GlaxoSmithKline

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

Tel. +44 (0)20 8047 5000
www.gsk.com

Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

15 February 2002	The Administrators of the SmithKline Beecham Employee Benefit Trust ("the Trust") notified the Company on the 18 February 2002, that 283,559 Ordinary shares had been transferred from the Trust to participants of the SmithKline Beecham 1991 Share Option Plan and that 5,425 Ordinary shares had been transferred from the Trust to participants of the SmithKline Beecham Bonus Investment Plan.

The Trust is a discretionary fund of which all employees or former employees of SmithKline Beecham plc and its subsidiaries are potential beneficiaries. One of the Company's directors, Dr J P Garnier is therefore, interested in the shares held in the fund from time to time in the same way as other employees or former employees of SmithKline Beecham plc and its subsidiaries.

S M Bicknell
Company Secretary

18 February 2002

Registered in England & Wales
No. 3888792

Registered office
980 Great West Road
Brentford, Middlesex. TW8 9GS

gsk.0262a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: 18 February, 2002   By: _____
                                                        VICTORIA LLEWELLYN
                                                        Authorised Signatory for and on
                                                        behalf of GlaxoSmithKline plc